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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


General Employment Enterprises, Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


369730106
(CUSIP Number)


Rafael Kamal, PO Box AA, Dublin, CA 94568, (650) 575-0515
 Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


February 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 369730106	Page X of XX

1.  Names of Reporting Persons. RAFAEL KAMAL


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ?
(b) ?

3.  SEC Use Only
4.  Source of Funds (See Instructions)  PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.  Citizenship or Place of Organization     UNITED STATES

   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
7.  Sole Voting Power 364,200


8.  Shared Voting Power


9.  Sole Dispositive Power 364,200


10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 364,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
?
13.  Percent of Class Represented by Amount in Row (11) 7.05

14.  Type of Reporting Person (See Instructions) IN




ITEM 1. SECURITY AND ISSUER

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common stock of General Employment Enterprises, Inc., One Tower Lane, Suite 2200, Oakbrook Terrace, IL 60181.

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction
 C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Name;

       (b) Residence or business address;

       (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

       (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

       (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

       (f) Citizenship.

Rafael Kamal of Dublin, CA, a natural person and United States citizen, is the owner of a consulting and staffing firm located in the State of California. For the purposes of this transaction, he is engaged as a private investor. He has no interest in merging his firm into General Employment, and, in contrast, seeks to use his years of experience to collaboratively guide existing management in the form of strategic recommendations to the
 Board of Directors, to hopefully return General Employment to a state of profitability, and thereby benefit from his investment made into the company.

Mr. Kamal may be contacted at (650) 575-0515 or at PO Box AA, Dublin, CA 94568

The contact information and mailing address for his privately held Business Transformation Outsourcing and Consulting firm, PresenceManager, Inc.
is the same as above.

Mr. Kamal has received no convictions during his life time or had any action brought against him as described in Sections d and e of Item 2.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in
Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

Personal funds in the aggregate amount of $107,553.66 have been used to acquire the stated shares.
No part of the purchase price represents borrowed funds.


ITEM 4. PURPOSE OF TRANSACTION

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

       (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of the issuer;

       (f) Any other material change in the issuers business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

       (g) Changes in the issuers charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

       (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

       (j) Any action similar to any of those enumerated above.

Mr. Kamal began acquiring shares on 10/06/2008.
At 2008 year end, he held 200,000 shares of common stock.
As of February 2, 2009 he now holds 364,200 shares.
Based upon the latest publicly available information, the present holding places Mr. Kamal as the largest outside shareholder with 7.05% of outstanding shares owned.


Mr. Kamal is the owner of a consulting and staffing firm located in the State of California. For the purposes of this transaction, he is engaged as a private investor.
He has no interest in merging his firm into General Employment, and, in contrast, seeks to use his years of experience to collaboratively guide existing management in the form of strategic recommendations to the Board of Directors, to hopefully return General
Employment to a state of profitability, and thereby benefit from his investment made into the company.

Up until now Mr. Kamal was in accumulation mode and has not approached or engaged with the Board. He does not seek to exceed 10% ownership of outstanding shares, and is not part of any group of other shareholders. He feels that present ownership is now at a level that he can focus on partnering with management as an outsider looking in, in sharing action steps which he sees as possibly benefiting the company at an operational, strategic, and shareholder level.


With prior background in the Financial Services Industry after graduation from U.C. Berkeley, Mr. Kamal was motivated to start his own staffing firm after spending a day at one of the General Employment Offices in 1996, and
seeing a range of inefficiencies at each segment of the operational realm that he felt he could better design on his own. With approved vendorships at several publicly traded corporations in the IT and biotechnology segments today, his operating model has proven to be both successful as well as profitable. While he is hopeful that some of these inefficiencies have since been removed, he seeks to bring his business process reengineering skills to the disposal of the board in crafting a path to operational optimization and refocused strategic positioning of the General Employment brand.

Mr. Kamal seeks to use his experience and insights, from existing depth in the privately held side of the industry as a means to try to hopefully increase the value of his investment made into the stock of General Employment Enterprises over the long term horizon.

First and foremost order of the day is to indeed secure that there is, in fact, a horizon of existence in the near term so as to be able to bring to bear the benefits of the longer term strategic repositioning that will be recommended.

Mr. Kamal intends to offer guidance and advice to the board as recommendations only for their consideration and implementation as they see fit. While the specifics can be worked out in collaboration, some highlights in no particular order include:


Operational Level Recommendations:
Back Office Consolidation
Lead Flow Streamlining
Move beyond cold calling as primary means of getting business Aggressive Hire from the Competition / Book of Business Acquisition Plan to upgrade Quality and operating style of Branch Top Producers Extend brand to successful producers who presently work for other firms Extend century old history and 40 year publicly traded brand to create commission only locations in key markets presently not covered, possibly in combination with the immediately preceding point
Broaden Solution Set
Staffing Model Change within Branch Locations
Call Center / Hub Based operations with reduced Branch Level staffing Phase in appropriate overhead expenditure moratoriums until quarterly profitability is achieved
Staff retraining to work in greater number of industrial segments

Strategic Level Recommendations:
Negligible Presence in California, New York, Washington Metro, and RTP Markets
 i.e. barely even trying in key IT staffing markets.
Prioritize existing staff marketing efforts to include these segments.


Shareholder Impacting Recommendations:

Given that there are only around 700 shareholders, the fact is that this company is certainly not widely held, and likely stock purchases that would support the stock market price can at this point come largely from existing shareholders. Mr. Kamal recommends a review of shareholder rights plan to see if it can be modified or eliminated in order to open up channels of investment from other possible investors.

Elimination of option grants that have exercise prices that are below cash book value per share

Modest Stock Repurchase Plan



Respondent has acquired the shares for investment purposes, which he feels can succeed if the right initiatives are taken in a timely manner. Respondent may, from time to time and at any time, acquire additional shares in the open market or otherwise, and reserves the right to dispose of any or all of his shares in the open market or otherwise, at any time and from time to time.

     Other than as set forth above in this Item 4, the respondent has no plans or proposals which relate to, or could result in, any other matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2.
The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section
13(d)(3) of the Act;

       (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

       (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

       (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such
interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

       (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

As of the close of business on February 2, 2009, respondent has sole voting and dispositive power over 364,200 shares of General Employment Enterprises, Inc. common stock. According to the latest 10-Q filing, as of February 6, 2009, there were 5,165,265 common shares outstanding.
Respondent thereby owns 7.05% of the common stock of the company. Transactions effected by the respondent in the 60 days prior to the February 2, 2009 reporting event date were performed in ordinary brokerage transactions, and are represented below, including cost of commissions.

Date Acquired
Quantity
Cost per Share
Transaction Cost

  12/2/2008
  10,000.00
  $0.33
  $3,345.95
  12/2/2008
  10,000.00
  $0.32
  $3,245.95
  12/2/2008
  10,000.00
  $0.34
  $3,445.95
  12/3/2008
  2,300.00
  $0.31
  $720.45
  12/12/2008
  3,800.00
  $0.34
  $1,306.95
  12/15/2008
  65
  $0.50
  $32.40
  12/16/2008
  500
  $0.32
  $160.95
  12/16/2008
  6,135.00
  $0.34
  $2,112.53
  12/16/2008
  7,300.00
  $0.31
  $2,295.45
  12/16/2008
  10,000.00
  $0.33
  $3,345.95
  12/16/2008
  10,000.00
  $0.32
  $3,245.95
  12/17/2008
  200
  $0.35
  $70.95
  12/18/2008
  400
  $0.36
  $142.95
  12/18/2008
  500
  $0.40
  $200.95
  12/18/2008
  1,000.00
  $0.31
  $310.95
  12/18/2008
  1,200.00
  $0.35
  $417.00
  12/18/2008
  1,500.00
  $0.37
  $558.45
  12/18/2008
  2,000.00
  $0.31
  $625.95
  12/18/2008
  3,900.00
  $0.40
  $1,572.00
  12/18/2008
  5,600.00
  $0.41
  $2,324.00
  12/19/2008
  2,500.00
  $0.40
  $1,008.20
  12/19/2008
  2,600.00
  $0.41
  $1,074.95
  12/19/2008
  3,600.00
  $0.40
  $1,453.95
  12/22/2008
  100
  $0.51
  $50.94
  12/22/2008
  200
  $0.41
  $82.93
  12/22/2008
  200
  $0.37
  $74.95
  12/22/2008
  300
  $0.38
  $114.00
  12/22/2008
  500
  $0.36
  $180.95
  12/22/2008
  500
  $0.36
  $180.00
  12/22/2008
  700
  $0.40
  $276.88
  12/22/2008
  900
  $0.40
  $360.00
  12/22/2008
  957
  $0.39
  $374.61
  12/22/2008
  1,000.00
  $0.41
  $410.95
  12/22/2008
  1,000.00
  $0.35
  $350.85
  12/22/2008
  1,000.00
  $0.35
  $350.85
  12/22/2008
  1,000.00
  $0.35
  $350.85
  12/24/2008
  543
  $0.37
  $200.95
  12/29/2008
  50
  $0.38
  $19.00
  12/29/2008
  100
  $0.49
  $48.92
  12/29/2008
  100
  $0.38
  $37.98
  12/29/2008
  300
  $0.34
  $101.97
  12/29/2008
  700
  $0.36
  $248.95
  12/29/2008
  850
  $0.39
  $333.95
  12/29/2008
  900
  $0.38
  $342.00
  12/29/2008
  1,000.00
  $0.37
  $370.95
  12/29/2008
  1,000.00
  $0.37
  $370.95
  12/29/2008
  1,000.00
  $0.37
  $370.95
  12/29/2008
  1,000.00
  $0.39
  $390.95
  12/29/2008
  1,000.00
  $0.36
  $360.95
  12/29/2008
  1,000.00
  $0.37
  $370.95
  12/29/2008
  1,000.00
  $0.37
  $370.95
  12/29/2008
  1,000.00
  $0.38
  $380.95
  12/29/2008
  1,000.00
  $0.39
  $390.85
  12/29/2008
  1,000.00
  $0.39
  $390.95
  12/29/2008
  1,000.00
  $0.39
  $390.95
  12/29/2008
  10,000.00
  $0.37
  $3,745.95
  12/30/2008
  1,000.00
  $0.41
  $410.95
  12/30/2008
  1,000.00
  $0.43
  $430.95
  2/2/2009
  164,200.00
  $0.21
  $34,482.00


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not Applicable



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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finders fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


-None-



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/09
Date


/Rafael Kamal/
Signature


_Rafael Kamal, Private Investor_
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement:
provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.